ANNEX 1 — SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 25 September 2008

National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:

‘National Grid plc – Transaction in Own Shares
(2008/09 Share Repurchase Programme complete)’

National Grid plc – Transaction in Own Shares

25 September 2008

National Grid plc announces that on 24 September 2008 it purchased 900,000 of its ordinary shares at a price of 719.04 pence per share from Deutsche Bank AG London Branch. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,428,139,715 and the number of ordinary shares in Treasury will be 153,773,801.

2008/09 Share Repurchase Programme complete

Since 1 April 2008 we have repurchased 85.5m shares at a value of £594m. This completes the return of the US stranded asset post-tax cash flows for 2008/09 and the return of £1.8bn following the sale of our Wireless business in April 2007.

We expect to resume our share repurchase in next financial year with the return of around $370m of US stranded asset post-tax cash flows for 2009/10.

End